Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT
PCB Bancorp was incorporated in July 2007 as a California corporation. It is headquartered at 3701 Wilshire Boulevard, Suite 900, Los Angeles, California. There is one subsidiary of the Company:
PCB Bank, formerly known as Pacific City Bank, is a California state charted bank founded in 2003. PCB Bank is headquartered at 3701 Wilshire Boulevard, Suite 900, Los Angeles, California.